UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL - YEAR 2014

Telefônica Brasil S.A. (“Company”) announces to its shareholders that will be carried out on December 19, 2014 the payment of Interest on Own Capital deliberated in the Board of Directors’ Meetings held on July 18, 2014, August 18, 2014 and September 19, 2014, as described below:

(i) INTEREST ON OWN CAPITAL DELIBERATED ON JULY 18, 2014.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting held on July 18, 2014 to holders of common and preferred shares of the Company with equity position by the end of July 31, 2014, including, according to the Notice to Shareholders published on July 18, 2014, in the gross amount of R$ 298,000,000.00 (two hundred and ninety eight million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 253,300,000.00 (two hundred and fifty three million and three hundred thousand reais), based on the net profit shown in the balance sheet of March 31, 2014. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.248859546574	0.037328931986	0.211530614588
Preferred shares (*)	0.273745501232	0.041061825184	0.232683676048

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

(ii) INTEREST ON OWN CAPITAL DELIBERATED ON AUGUST 18, 2014.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting held on August 18, 2014 to holders of common and preferred shares of the Company with equity position by the end of August 29, 2014, including, according to the Notice to Shareholders published on August 18, 2014, in the gross amount of R$ 299,385,000.00 (two hundred and ninety nine million and three hundred and eighty five thousand reais), subject to withholding tax of 15%, resulting in a net amount of R$ 254,477,250.00 (two hundred and fifty four million, four hundred and seventy seven thousand and two hundred and fifty reais), based on the net profit shown in the balance sheet of June 30, 2014. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.250016158897	0.037502423834	0.212513735063
Preferred shares (*)	0.275017774786	0.041252666218	0.233765108568

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

(iii) INTEREST ON OWN CAPITAL DELIBERATED ON SEPTEMBER 19, 2014.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting held on September 19, 2014 to holders of common and preferred shares of the Company with equity position by the end of September 30, 2014, including, according to the Notice to Shareholders published on September 19, 2014, in the gross amount of R$ 250,167,000.00 (two hundred and fifty million and one hundred and sixty seven thousand reais), subject to withholding tax of 15%, resulting in a net amount of R$ 212,641,950.00 (two hundred and twelve million, six hundred and forty one thousand and nine hundred and fifty reais), based on the net profit shown in the balance sheet of June 30, 2014. The estimated value per share is described in the table below:

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.208914248952	0.031337137342	0.177577111610
Preferred shares (*)	0.229805673848	0.034470851077	0.195334822771

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

II – WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LAW

An income tax of 15% is withheld at the source when paying Interest on Own Capital. No income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

III – ADDITIONAL INFORMATION:

Interest on Own Capital not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, December 01st, 2014.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 1, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director